Exhibit 99.1

Secured PROMISSORY NOTE

US$1,600,000.00	Date: , 2025

FOR VALUE RECEIVED, the undersigned, Chi Ming Lam whose Hong Kong Permanent Identity Card No. is P776073(A) (the “Borrower”), promises to pay as provided herein to Relaxandrinks Limited (the “Holder”), a Private Limited Company incorporated in the United Kingdom, the principal sum of US$1,600,000.00 together with interest on the unpaid principal balance at the rate and on the terms provided herein.

1. Maturity. The term of the Note shall be the period commencing on the date hereof and ending on the earlier of (a) six (6) months from the date hereof (the “Standard Maturity Date”) or (b) the Accelerated Maturity Date, as defined in Section 8, (the Accelerated Maturity Date, together with the Standard Maturity Date, the “Maturity Date”). If the Maturity Date is not a Business Day, payments shall be due on the next Business Day. For purposes of the Note, “Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

2. Interest. Interest shall accrue on the unpaid principal balance of the Note at the rate of 12% per annum from the date hereof until the Note is paid in full. Interest shall be paid for the actual number of days elapsed based on a 360-day year and shall be payable together with payments of principal.

3. Payment. The outstanding accrued, but unpaid, interest and principal balance due under the Note shall be due and payable on the Maturity Date, unless the Holder exercises the Special Enforcement Right as set forth in Section 5. All cash payments of principal and interest shall be made in US dollars no later than 12:00 PM EST on the date on which such payment is due. Such payments shall be made by wire transfer of immediately available funds to the account at a bank specified by the Holder in writing to the Borrower from time to time. Upon the Holder’s exercise of the Special Enforcement Right or the deposit of the cash payments hereunder, as the case may be, all obligations under this Note will have been performed and discharged in full.

4. Security for the Note. The unpaid principal of and interest on, together with all other amounts owing under this Note are secured by a pledge of 5,400,000 ordinary shares of Ming Shing Group Holdings Ltd. (NASDAQ: MSW) (the “Company”) (and all of the proceeds therefrom) pursuant to that certain Pledge Agreement, dated of even date herewith, made by the Borrower in favor of the Holder (as amended, modified or supplemented from time to time, the “Pledge Agreement”).

5. Special Enforcement Right. Notwithstanding anything contained herein to the contrary, during the periods (1) from the date hereof until the Standard Maturity Date, and/or (2) from the Accelerated Maturity Date to the seventh (7th) Business Days after the Accelerated Maturity Date, as the case may be, the Holder may, through the delivery of a notice in the form attached hereto as Exhibit A (the “Exercise Notice”) to the Borrower and the Company, elect to, in lieu of receiving repayment of the Note in cash, acquire the legal and beneficial ownership of the entirety of the Pledged Shares (as defined and prescribed in the Pledge Agreement).

6. Pre-Payment. The Note may be not prepaid without the Holder’s written consent, which consent may be withheld by the Holder at his sole discretion.

7. Presentment; Demand. The Borrower hereby waives any presentment, demand, protest or notice of dishonor and protest of this Note.

8. Accelerated Repayment. The Notes shall become immediately repayable together with any accrued interest, if applicable, on the happening at any time of any of the following events (the date of the happening of any such event, the “Accelerated Maturity Date”):

(a) if the Borrower is, or is adjudicated, found to be, becomes or is deemed to become insolvent or stops or suspends payment of his debts or is (or is deemed to be) unable to or admits inability to pay his debts as they fall due or proposes or makes a general assignment, arrangement or composition with or for the benefit of his creditors;

(b) if any order is made by any competent court or any effective resolution is passed for the appointment of a liquidator to the Borrower; or

(c) if a receiver or trustee is appointed over the whole or any substantial part of the undertaking, property or assets of the Borrower or distress or other process is levied or enforced upon any of the assets or rights of the Borrower and any such action is not lifted or discharged within twenty-one (21) days.

9. Miscellaneous.

(a) Governing Law; Jurisdiction and Venue; Jury Trial Waiver. This Note and all questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule, whether in the State of New York or any other jurisdiction, that would cause the laws of any jurisdiction other than the State of New York to apply.

THE NEW YORK STATE AND UNITED STATES FEDERAL COURTS SITTING IN NEW YORK COUNTY, NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ALL ACTIONS, SUITS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS NOTE, AND EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY (I) SUBMITS, FOR HIMSELF OR ITSELF AND HIS OR ITS PROPERTY, TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUCH ACTION OR PROCEEDING OR FOR RECOGNITION OF ANY JUDGMENT AND (II) WAIVES (A) ANY OBJECTION TO THE LAYING OF VENUE OF, AND (B) ANY DEFENSE BASED ON AN INCONVENIENT FORUM IN, ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BASED UPON OR ARISING OUT OF THIS NOTE OR ANY DEALINGS AMONG THE PARTIES HERETO RELATING TO THE SUBJECT MATTER OF THIS NOTE. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS NOTE, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS NOTE. EACH PARTY HAS REVIEWED THIS WAIVER WITH HIS OR ITS LEGAL COUNSEL, AND KNOWINGLY AND VOLUNTARILY WAIVES HIS OR ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH THAT LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS NOTE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(b) Service of Process. In addition to any method of service provided by law, the Borrower agrees that the Holder may serve process on the Borrower in any dispute arising out of or relating to this Note or seeking to enforce this Note or collect the balance due under this Note by sending that process to the Borrower at the address as specified on the signature page hereof (or at any subsequent address that the Borrower provides to the Holder as described in this paragraph) by Federal Express, DHL or another reputable overnight courier. Service of process in that manner shall be effective the day after the Holder sends it. The Borrower shall provide notice in writing to the Holder of any change of address on or before the date that change of address takes effect. Any notice of change of address shall be sent by the Borrower by Federal Express, DHL or another reputable overnight courier addressed to the Holder at the address as specified on the signature pages hereof. The Borrower waives all defenses to service of process, including defenses of improper or insufficient service of process, if the Borrower is served under this provision.

(c) Amendments and Waivers. Any term of this Note may be amended and the observance of any term of this Note may be waived only with the prior written consent of the Borrower and the Holder.

(d) Assignment and Successors. This Note will be binding on and inure to the benefit of the Borrower and the Holder and their respective successors and permitted assigns; provided, however, that neither the Borrower nor Holder may assign this Note in whole or part without the prior written consent of the other party, as applicable.

(e) Severability. If any provision of this Note is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Note are not affected or impaired in any way and the Borrower and the Holder agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision, that achieves, to the greatest lawful extent under this Note, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

(f) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

The undersigned has executed this Promissory Note as of the date set forth above.

Chi Ming Lam

By:
Name:	Chi Ming Lam Address for notices: Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong

Accepted by:

For and on behalf of

Relaxandrinks Limited

By:
Name:
Position:	Director
Address for notices: 201 Auchenbowie House, Auchenbowie, Stirling, Scotland, FK7 8HE United Kingdom

Exhibit A

NOTICE of exercise

Reference is made to that Secured Promissory Note (the “Note”) dated as of 2025, issued to the undersigned by Chi Ming Lam whose Hong Kong Permanent Identity Card No. is P776073(A) (the “Borrower”). In accordance with and pursuant to the Note, the undersigned hereby elects to exercise the Special Enforcement Right, as defined in the Note, as of the date hereof.

Date:

Relaxandrinks Limited

Name of Holder of Note

By:
Name:
Position:	Director
For and on behalf of Relaxanddrinks Limited